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                                  Exhibit D-6

                               STATE OF MICHIGAN

                 BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION

In the matter of the application of            )
WISCONSIN ELECTRIC POWER COMPANY               )
for classification of its transmission and     )       Case No. U-12691
and distribution facilities and related        )
transactions                                   )
                                               )


                                  APPLICATION
                                  -----------

     Wisconsin Electric Power Company ("Wisconsin Electric") requests Michigan Public Service Commission ("MPSC" or "Commission") approval of the classification of its transmission and distribution facilities and related transactions, saying in support of its request that:

     1. Wisconsin Electric is a public utility that owns electric generation, transmission and distribution facilities in the States of Wisconsin and
Michigan, as well as natural gas distribution facilities located in the State of Wisconsin. Wisconsin Electric provides retail electric service to approximately one million customers located throughout portions of southeastern, central and northern Wisconsin and the Upper Peninsula of Michigan. Wisconsin Electric also provides retail natural gas service to approximately 380,000 customers located in the State of Wisconsin. Wisconsin Electric's retail operations in the State of Wisconsin are subject to the jurisdiction of the Public Service Commission of Wisconsin ("PSCW") and in the State of Michigan to the Commission. Wisconsin Electric also transmits and sells electric energy at wholesale subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under Part II of the Federal Power Act ("FPA").
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     2.  Wisconsin Electric's public utility operations are located primarily in the state of Wisconsin. Revenues during 1999 from electric retail customers of Wisconsin Electric in the state of Michigan were approximately $105 million, representing only 6.2% of total electric utility operating revenues.

     3. In addition to its generating assets, Wisconsin Electric owns approximately 2,760 miles of transmission facilities with ratings from 69 kV to 345 kV. These facilities are interconnected with Edison Sault Electric Company, Commonwealth Edison Company, Madison Gas and Electric Company, Marquette Board of Public Utilities, Northern States Power-Wisconsin, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Public Power Inc. and Wisconsin Public Service Corporation. Wisconsin Electric is a member of the Mid-American Interconnected Network and is a participant in the Midwest ISO.

     4. FERC Order No. 888, issued on April 24, 1996, stated a policy goal of "remove[ing] impediments to competition in the wholesale bulk power marketplace and to bring more efficient, lower cost power to the Nation's electricity consumers." This policy was reiterated by FERC in its adoption on December 20, 1999 of Order No. 2000, "Advancement of the Formation of Regional Transmission Organizations." FERC Order 888 also encouraged public utilities and their state regulatory authorities to attempt to agree to utility specific transmission classifications and allocations which the utilities could file with the FERC.

     5. In Wisconsin, the State Legislature took the first step toward this end with the adoption of 1997 Wisconsin Act 204 ("Act 204"), effective May 1, 1998. Act 204 required Wisconsin public utilities to transfer control of their transmission facilities to either an independent system operator ("ISO") or an independent transmission owner ("ITO") by June 30, 2000. The
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general policy thrust of Act 204 - creation of an electric transmission system that promotes open access with non-discriminatory rates and terms - had already been adopted by FERC.

     6. The Wisconsin Legislature in 1999 continued the direction of its policies with the adoption of Reliability 2000, or "R2K" which contained provisions regarding the creation of a transmission company in the State of Wisconsin. R2K was adopted as part of the 1999 budget bill, which was signed into law as 1999 Wisconsin Act 9 on October 27, 1999. The bulk of the provisions relating to Wisconsin Electric are found in (s) 196.485. The deadline provisions for the transfer of certain assets to a transmission company in Wisconsin were subsequently modified by 1999 Senate Bill 481, which was signed into law on May 12, 2000, as 1999 Wisconsin Act 75. Act 75 created the current January 1, 2001, Operational Deadline.

     7. In furtherance of implementing the policy objectives of the FERC and the state of Wisconsin, Wisconsin Electric filed with the FERC on January 6, 2000, its Application For Authorization to Transfer Jurisdictional Transmission Assets Pursuant to Section 203 of the FPA (Attachment A). On March 31, 2000, the FERC issued in Docket No. EC00-45-000 its Order Authorizing Disposition of Jurisdictional Facilities (Attachment B). Accordingly, the jurisdictional electric transmission assets of Wisconsin Electric will be transferred to a transmission company, the American Transmission Company LLC ("ATCLLC"), pursuant to the FERC Order based upon the classification of such assets by the PSCW in Docket 05-E1-119 and the MPSC in the instant case.

     8. Act 9 included legislative policy directions to guide the PSCW in classifying transmission facilities. For example, based on the participating utility network system, Act 9 states that any facilities designed and operated at a nominal voltage of 50kV, including radials, are presumed to be transmission. Following notice and participation by interested parties, the PSCW
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issued its Final Decision on July 13, 2000 in docket 05-E1-119 classifying
Wisconsin Electric's transmission facilities. A copy of Act 9 is attached as Attachment C. A copy of the Final Decision in docket 05-E1-119 is attached as Attachment D.

     9. Effective June 5, 2000, 1939 PA 3 was amended by 2000 PA 141 ("Act 141") to permit all retail electric customers in the state of Michigan to have a choice of electric suppliers. No later than January 1, 2002, the Commission must issue orders establishing the rates, terms and conditions to allow all retail customers to choose an alternative electric supplier. In order to facilitate the implementation of customer choice provided for in Act 141, it is necessary for the Commission to classify Wisconsin Electric's transmission and distribution facilities.

     10. Approximately ninety percent of Wisconsin Electric's electric assets and services are within state of Wisconsin. In order to maintain consistency across the system, Wisconsin Electric seeks to classify and transfer control of its Michigan assets on the same basis as it is classifying and transferring control of its Wisconsin assets. Pursuant to the Final Decision of July 13, 2000, Wisconsin Electric filed with the PSCW on October 11, 2000, an inventory of all of the facilities it uses for the transmission of electricity, classified in the manner prescribed by the Final Decision; the inventory classifies Wisconsin Electric's facilities as located in both the states of Wisconsin and Michigan. A copy of the inventory is attached as Attachment E. Wisconsin Electric respectfully requests the Commission to classify its Michigan facilities in the manner set forth in the inventory submitted to the PSCW. All utility assets classified as transmission facilities will be conveyed to ATCLLC at net book value (original cost less accumulated book depreciation). When the exact facilities to be transferred are determined, Wisconsin Electric will provide the dollar value of the facilities to be transferred.
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     11.  Pursuant to the Commission's May 3, 2000 Order in Case No. U-11916,
Wisconsin Electric is required to notify the Commission in writing of certain asset transfers. To the extent such Order is applicable, the instant Application is intended to provide the required notification.

     12. Further, the Michigan Uniform System of Accounts for Electric Utilities requires MPSC approval of proposed journal entries to record the transfer of certain property with an original cost of over $100,000. To the extent the Uniform System of Accounts is applicable, Wisconsin Electric requests approval of its proposed journal entries as reflected in Attachment F.

     13. Wisconsin Electric represents that approval of this Application without hearings will save the time and expense the MPSC would otherwise be required to devote to this proceeding, will eliminate regulatory delay, and will allow Wisconsin Electric to begin the implementation of customer choice in a timely manner. Moreover, Wisconsin Electric represents that there is no legal requirement for notice and hearing because approval of the Application does not increase the cost of service or rates for its electric customers in Michigan.

     WHEREFORE, Wisconsin Electric Power Company requests the Commission to approve of the classification of its transmission and distribution facilities as determined by the Public Service Commission of Wisconsin and the associated journal entries to record the transfer of transmission assets to the American Transmission Company LLC.

                                        Respectfully submitted,

                                        WISCONSIN ELECTRIC POWER COMPANY
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Dated: October 27, 2000                 By:   _________________________________
                                              Harvey J. Messing (P 23309)
                                              Loomis, Ewert, Parsley Davis &
                                               Gotting, P.C.
                                              232 S. Capitol Ave., Suite 1000
                                              Lansing, Michigan  48933
                                              (517) 482-2400

                                              Attorney for WISCONSIN ELECTRIC
                                              POWER COMPANY